Exhibit 99.1

Silicon Motion Technology Corporation Updates Fourth Quarter 2008 Guidance

TAIPEI, Taiwan, December 22, 2008 — Silicon Motion Technology Corporation (NasdaqGS: SIMO; the “Company”), a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market, today announced an update to its fourth quarter 2008 financial guidance.

The Company now expects:

Q4 2008 revenue

New guidance: down 25 to 30% sequentially

Prior guidance: flat to down 10% sequentially

Q4 2008 gross margin

New guidance: same as prior guidance

Prior guidance: 48 to 50% range

Q4 2008 operating expense

New guidance: same as prior guidance

Prior guidance: $15 to 16 million (excluding stock-based compensation, acquisition-related charges, and one time items)

“Although our industry clearly has been affected by the global economic slowdown—and we are not immune and have been broadly impacted across all product lines and geographies—we continue to execute well under this current environment,” said Wallace Kou, President and CEO of Silicon Motion. “Weak consumer demand and resulting inventory build at many of our customers have had an adverse effect on our sales momentum, and we do not expect this situation to change in the first quarter. That said, while our Q4 sales are anticipated to be weaker than expected, our storage controller shipment growth for full year 2008 should increase 25 to 35%, which is well within the growth rate range for the flash card industry forecasted by IDC and Gartner. Let me add that we have, in addition to aggressively defending our business franchise, actively pushed to roll out a broad number of new controllers to support sub-50 nm next generation NAND flash components that require more sophisticated wear-leveling and error correction algorithms. These next generation flash components are only beginning to come to market. For some of our other key products, for example, our hybrid SLC-MLC SSD controllers will be available in January 2009 for customer sampling, and we have also successfully started delivering our new T-DMB mobile TV SoC solution to customers immediately after it entered mass production this quarter.”

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, embedded flash applications, and card readers. Our mobile communications business is composed of mobile TV tuners, CDMA RF ICs, and electronic toll collection RF ICs. Our multimedia SoCs business is composed of products that support portable multimedia players, DAB systems, PC cameras, and embedded graphics applications.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s updated expected fourth quarter 2008 quidance, revenue, gross margin and operating expense, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these revised estimates to be meaningful, these amounts could differ materially from actual reported amounts for the fourth quarter. Forward-looking statements also include, without limitation, statements regarding trends and developments in the global economic market affecting our business, the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our belief in the outcome of any claim or lawsuit, including those uncertainties relating to litigation filed against the Company relating to whether its products are covered by patents not owned by the Company; unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers or the ability of any of our customers to pay us in a timely fashion; integration of our recently announced acquisitions, general economic conditions, including recent developments with regard to the global economy or conditions in the semiconductor or multimedia consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on May 12, 2008. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contacts:

Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: ir@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:
Sara Hsu
Project Manager
Tel: +886 2 2219 6688 x3509
Fax: +886 2 2219 6868
E-mail: sara.hsu@siliconmotion.com.tw

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